                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

   Scharf   Gilbert  D.
   (Last)  (First)  (Middle)

   P.O. Box 1124
   (Street)

   Ponte Vedra Beach    Florida     32004
   (City)               (State)     (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Maxcor Financial Group Inc.
   (Common Stock: "MAXF")

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Statement for Month/Year

   11/99

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            /X/ 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

   President, Chairman of the Board and Chief Executive Officer

7. Individual or Joint/Group Reporting (Check Applicable Line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                                  5. Amount
                                                                                                     of Secu-
                                                                                                     rities
                                                                   4. Securities Acquired (A)        Bene-     6. Ownership
                                        2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                           action      action         (Instr. 3, 4 and 5)            Owned        Direct
                                           Date        Code        -----------------------------     at End       (D) or
                                           (Month/     (Instr. 8)                (A)                 of Month     Indirect
1. Title of Security                       Day/     -------------     Amount     or     Price        (Instr.      (I)
   (Instr. 3)                              Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)
-----------------------------           ----------  ------  -----  ------------  ---  ----------  -----------  -------------

a. Common Stock, par value $.001         11/04/99      P               5,000       A     $3.00                        I
b. Common Stock, par value $.001         11/04/99      P               2,500       A     $2.75                        I
c. Common Stock, par value $.001         11/05/99      P               2,000       A     $2.75                        D
d. Common Stock, par value $.001         11/05/99      P               3,000       A     $2.75     661,839            D
e. Common Stock, par value $.001         11/10/99      P               1,000       A     $2.50                        I
f. Common Stock, par value $.001         11/12/99      P               1,000       A     $2.5625                      I
g. Common Stock, par value $.001         11/22/99      P               5,000       A     $2.50     440,794            I

                                                       7. Nature of
                                                          Indirect
                                                          Beneficial
1. Title of Security                                      Ownership
   (Instr. 3)                                             (Instr. 4)
----------------------------                           --------------

a. Common Stock, par value $.001                        By Gilbert D. Scharf Living Trust (of which the Reporting Person is sole trustee)

b. Common Stock, par value $.001                        By Gilbert D. Scharf Living Trust (of which the Reporting Person is sole trustee)

c. Common Stock, par value $.001

d. Common Stock, par value $.001


e. Common Stock, par value $.001                        By Gilbert D. Scharf Living Trust (of which the Reporting Person is sole trustee)

f. Common Stock, par value $.001                        By Gilbert D. Scharf Living Trust (of which the Reporting Person is sole trustee)

g. Common Stock, par value $.001                        By Gilbert D. Scharf Living Trust (of which the Reporting Person is sole trustee)

                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------
a.
b.
c.

                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares      (Instr. 5)     (Instr. 4)       (Instr, 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------
a.
b.
c.


Explanation of Responses:




/s/ Gilbert D. Scharf                      December 9, 1999
---------------------------------------    --------------------------
**Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).